Exhibit 3.5
State of Delaware
Office of the Secretary of State

I, Edward J. Freel, Secretary of State of the State of Delaware, do hereby certify the attached is a true and correct copy of the Certificate of Amendment of "Acrodyne Holdings, Inc.", changing its name from "Acrodyne Holdings, Inc." to "Acrodyne Communications, Inc.", filed in this office on the thirteenth day of June, A.D. 1995 at 4 o'clock P.M.

Edward J. Freel, Secretary of State
Authentication: 7931734
Date: 05-02-96